SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   FORM 12b-25
                                                  Commission File Number 0-20102

                           NOTIFICATION OF LATE FILING

(Check One): Form 10-KSB X    Form 11-K  Form 20-F  Form 10-Q      Form N-SAR

For Period Ended: March 31, 2000

Transition Report on Form 10-K                  Transition Report on Form 10-Q
Transition Report on Form 20-F                  Transition Report on Form N-SAR
Transition Report on Form 11-K

For the Transition Period Ended:__________________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant: CELERITY SOLUTIONS, INC.

Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

270 Bridge Street, Suite 301
City, State and Zip Code DEDHAM, MASSACHUSETTS 02026


                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated with out unreasonable effort or expense;

(b) The Subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    Part III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

     The Company's Form 10-KSB for the fiscal year ended March 31, 2000 could not be filed within the time period prescribed by the Securities Exchange Act of 1934 without unreasonable effort or expense because of recent significant turnover of Company personnel. Cheryl McCarthy, the Company's former Controller, terminated employment with the Company effective January 15, 2000. The Company has been unable to hire a replacement to date.

     In addition, Paul Carr, the Company's President and Chief Executive Officer, is currently acting as the Company's Chief Financial Officer (CFO) and Treasurer. A customer cancelled a major contract with the Company on May 5, 2000, which the Company disclosed in a press release dated May 8, 2000. The time and effort required of Mr. Carr to negotiate a settlement with this major customer combined with the Company's lack of a Controller and full-time CFO has made it impossible for the Company to complete the Form 10-KSB filing on schedule.

     Furthermore, as a result of the aforementioned contract cancellation, the Company was forced to terminate one quarter of its workforce. Mr. Carr and the Company's remaining accounting staff have spent significant time and effort processing these terminations, implementing the necessary organizational changes and communicating the changes to customers and employees.

     The Company is diligently working to complete the Form 10-KSB and expects to file it in its entirety on or before the fifteenth calendar day following the prescribed due date.


                                     PART IV
                               OTHER INFORMANTION

(1)  Name and telephone number of person to contact to this  notification
     David J. Brown             617              248-4056
     ---------------------------------------------------------
     (Name)                 (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
                                                                Yes [X]   No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                Yes [X]   No [ ]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment A.

     CLERITY SOLUTIONS, INC.

     (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


     Date June 30, 2000            By /s/ Paul Carr
          -------------------        -----------------------------------------
                                      Paul Carr
                                      President

     Attachment A
     Celerity Solutions, Inc.

     Anticipated changes in results from operations for the fiscal year ended March 31, 2000 as compared to the fiscal year ended March 31, 1999.

     Celerity Solutions, Inc. (the Company) expects that its net loss for the fiscal year ended March 31, 2000 will be significantly lower than its net loss for the fiscal year ended March 31, 1999 (see following table). The Company expects to report a net loss of approximately $100,000 (unaudited) for the fiscal year ended March 31, 2000 as compared to a net loss of $2.9 million for the fiscal year ended March 31, 1999.

     The following table presents the key financial information (in 000's):

                                         March 31, 2000
     Fiscal year ended             (preliminary and unaudited)   March 31, 1999
     ---------------------------------------------------------------------------
     Revenues                              $  7,758                $ 11,466
     Net Loss                                  (100)                 (2,900)
     Total Assets                             3,700                   5,956
     Total Stockholders' Equity               2,020                   1,252


     The Company attributes the decrease in net loss from continuing operations to:

     a)   A decrease from March 31, 1999 in the use of subcontractors.
     b) A decrease from March 31, 1999 in marketing, sales and administrative costs.
     c)   A write-off of uncollected accounts receivable in fiscal year 1999.
     d) The accrual of severance and other cost related to a 20% workforce reduction in fiscal year 1999.